May 10, 2019

Francis J. Conroy
Chief Financial Officer
New Comstock Fund, Inc.
One Corporate Center
Rye, New York 10580

       Re: New Comstock Fund, Inc.
           Registration Statement on Form S-4
           Filed on April 15, 2019
           File no. 333-230894

Dear Mr. Conroy:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4, file no. 333-230894, filed on April 15,
2019

What are the risks associated with a conversion to an operating company?, page
3

1. We note your disclosure in paragraph 5 that the New Comstock Fund intends to invest at least 75% of its net asset value in an operating company within three years. Please revise to indicate whether shareholders will be given the opportunity to approve acquisitions.
       Indicate whether there will be any minimum size to an acquisition target and whether the company will obtain an opinion from an unaffiliated third party as to the fair market value of any target businesses.
2. We note your statement that there are no plans to seek a ruling from the IRS or a tax opinion that the implementation of the Conversion will not be a taxable event for the
       Fund's shareholders. However, we note that you will be obtaining an opinion of counsel that the transaction Conversion will not be a taxable event for the Fund's shareholders
 Francis J. Conroy
FirstName LastNameFrancis J. Conroy
New Comstock Fund, Inc.
Comapany NameNew Comstock Fund, Inc.
May 10, 2019
May 10, 2019 Page 2
Page 2
FirstName LastName
         pursuant to section 368(a)(1)(F) of the Tax Code. Please revise to make clear that your material tax consequences to Fund shareholders as a result of the Conversion will be based upon counsel's tax opinion.
Risk Factors, page 13

3. We are uncertain what other information you have "incorporated by reference" into your prospectus, as referenced in your introductory language to this section. Please advise or revise.
4. Add a risk factor highlighting that if the company is unable to consummate an acquisition within three years, shareholders may have to wait a significant amount of time before receiving liquidation distributions, and that as a result, shareholders may have to sell their shares at a loss.
5. Consider adding a risk factor highlighting the fact that following the merger the company will be considered a blank check company and any public offering will be subject to the offering restrictions of Rule 419.
6. Include a risk factor that the company may issue additional securities in connection with an acquisition or business combination that may significantly dilute current shareholders.
7. Clarify whether the company will continue to be subject to claims from prior stakeholders in the investment company.
8. Consider including a risk factor highlighting the potential conflicts of interest that may exist between current management and potential acquisition targets, either from potential benefits to management resulting from an acquisition or existing affiliations among management and the acquisition targets.
9. We note that redemptions will be permitted until de-registration as a registered investment company. Therefore, please include a risk factor highlighting that the assets to be acquired in the reorganization could be dramatically less than those currently held by the
         Fund.
Procedures after Shareholder Approval, page 15

10. Please revise this risk factor heading to focus upon the risks related to de-registration under the 1940 Act.
The New Comstock Fund may be unable to complete acquisitions that would grow its business., page 16

11. Please revise briefly to discuss the criteria the company will use to identify an operating company suitable for acquisition. If known, please identify any industries the company will focus upon with respect to a potential business acquisition. Francis J. Conroy
FirstName LastNameFrancis J. Conroy
New Comstock Fund, Inc.
Comapany NameNew Comstock Fund, Inc.
May 10, 2019
May 10, 2019 Page 3
Page 3
FirstName LastName
Becoming an Operating Company, page 22

12. Revise to make clear that upon effectiveness of this registration statement, the company will have a reporting obligation under Section 15(d) of the Securities Exchange Act of
         1934 and specify the periodic reports that the company will be required to file. Please clarify the reporting obligations that the company will not be subect to under the
         Exchange Act. Please also revise your disclosure under "Reports to Shareholders" in a similar manner.
13. Disclose that upon becoming an operating company you will be considered an emerging growth company as defined in Section 2(a) of the Securities Act of 1933, and discuss the consequences to shareholders of the company being considered an emerging growth company.
Our Business, page 26

14. Indicate whether management expects to limit its search for businesses to acquire to the
         United States or possible international targets. If the later, consider including a risk factor highlighting the risks of acquiring foreign businesses.
Financial Statements, page 32

15. Please include an audited balance sheet for the company as noted in pages 33 and 34.
16. Please also revise the disclosure in the notes to the financial statements on page 34 to clarify that "the Company" is the Comstock Capital Value Fund.
17. Refer to disclosure on pages 2, 16 and 38 regarding further restrictions on the use of capital loss carryforwards under federal tax rules. Please expand the notes to the financial statements to address any potential restrictions on the utilization of capital loss carryforwards that the company may acquire in the transaction. Comparison of Rights of Shareholders of the Company and New Comstock Fund, page 50

18. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please add risk factor disclosure and also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and
 Francis J. Conroy
New Comstock Fund, Inc.
May 10, 2019
Page 4
         regulations thereunder. If this provision does not apply to actions arising under the
         Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
Certain Information Regarding Directors and Executive Officers, page 55

19. Please revise to include the ages of your director nominees and executive officers. Please refer to Item 401(a) and (b) of Regulation S-K.
General

20. Please advise whether the Board received any report, opinion, or appraisal relating to the
         Conversion. To the extent one was provided, and is material, please furnish the same information as would be required by Item 1015(b) of Regulation M-A. Please refer to Item
         4.b of Form S-4.
21. We note that this registration statement also serves as a proxy statement for the Comstock
         Capital Value Fund. The Division of Investment Management will be commenting on the proxy statement separately from this letter. Please note that any comments issued by the
         Division of Investment Management must be resolved prior to effectiveness of the registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Claire DeLabar, Staff Accountant, at 202-551-3349, or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415, or Larry Spirgel, Assistant Director, at 202-551-3815, with any other questions.



FirstName LastNameFrancis J. Conroy                           Sincerely,
Comapany NameNew Comstock Fund, Inc.
                                                              Division of
Corporation Finance
May 10, 2019 Page 4                                           Office of
Telecommunications
FirstName LastName